January 21, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Ladies and Gentlemen:

On behalf of Mutual Fund Series Trust (the “Trust”), enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the compliant captioned Chum vs. Szilagyi, et al., filed with the Franklin County, Ohio Court of Common Pleas, Civil Division, on August 2, 2017.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser